Dreyfus
U.S. Treasury
Intermediate Term Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus.
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2	Letter from the Chairman
3	Discussion of Fund Performance
6	Fund Performance
7	Understanding Your Fund's Expenses
7	Comparing Your Fund's Expenses With Those of Other Funds
8	Statement of Investments
10	Statement of Financial Futures
11	Statement of Assets and Liabilities
12	Statement of Operations
13	Statement of Changes in Net Assets
14	Financial Highlights
15	Notes to Financial Statements
24	Report of Independent Registered Public Accounting Firm
25	Important Tax Information
26	Board Members Information
28	Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Intermediate Term Fund, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, who managed the fund during its recently completed fiscal year.

Despite a moderately growing economy and rising interest rates over the second half of the year, the yield of the benchmark 10-year U.S. Treasury bond ended 2004 virtually unchanged from where it began. At the same time, corporate bonds generally continued to gain value as business conditions improved, and mortgage-backed securities benefited from waning prepayment activity among homeowners.

Can bonds continue to deliver positive results in 2005? No one knows for certain. However, with short-term interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgment.

As always, we urge our shareholders to view the financial markets from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 1, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus U.S. Treasury Intermediate Term Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund achieved a total return of 0.81%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index, achieved a total return of 1.96% for the same period.[2]

Despite stronger economic growth and rising interest rates, prices of longer-term U.S. Treasury securities ended 2004 little changed from where they began as inflation remained low and overseas buyers supported demand. The fund's return was lower than that of its benchmark, primarily due to its shorter duration, which positioned the fund defensively in advance of interest-rate increases by the Federal Reserve Board (the "Fed"), while longer-duration Treasuries continued to rally, against our expectations.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income.

As a U.S. Treasury securities fund, the fund invests in U.S. Treasury bills, notes and other securities issued or guaranteed by the U.S. government and its agencies or instrumentalities. The fund may also invest in options and futures and enter into repurchase agreements with securities dealers that are backed by U.S. Treasuries.

Because U.S. Treasury bills and notes are backed by the full faith and credit of the U.S. government, they are generally considered among the highest-quality investments available. By investing in these obligations, the fund seeks to maintain a high degree of credit safety. Of course, the market value of the fund's securities and the value of fund shares are not insured or guaranteed by the U.S. government. The fund maintains a dollar-weighted average maturity between three and 10 years.

What other factors influenced the fund's performance?

After a long period of lackluster growth, the U.S. economic recovery appeared to gain momentum in the opening months of 2004. Consumer spending strengthened as the 2003 federal tax cuts and low mortgage rates put cash in Americans' pockets, and corporate purse strings began to loosen as executives looked forward to better business conditions.

At the time, we believed that the time was ripe for the Fed to begin moving away from the aggressively accommodative monetary policy it had put in place in the aftermath of the 2001 terrorist attacks. Indeed, over much of the reporting period's first half, the overnight federal funds rate stood at 1%, its lowest level since 1958. Accordingly, we repositioned the fund in early 2004 for rising interest rates, allocating a higher percentage of assets to cash equivalents and adopting a strategy designed to benefit from narrowing yield differences as yields of short-term U.S. Treasury securities rose relative to yields of longer-term Treasuries.

Unfortunately, implementation of these strategies proved to be too early. Instead of raising short-term interest rates aggressively as we expected, the Fed left rates unchanged throughout the first half of the reporting period. As a result, yield differences between short- and long-term U.S. Treasury securities widened, rather than narrowed, causing the fund's performance to lag that of its benchmark.

Indeed, the number of new jobs created by the recovering economy was persistently weak during the first quarter of 2004, contributing to fixed-income investors' belief that inflationary pressures remained relatively benign. In early April, however, new economic data showed unexpected strength in the labor market, and sharply higher energy prices fueled investors' renewed inflation concerns. As a result, bond prices fell sharply in the spring.

Stronger economic growth and rising inflationary pressures prompted the Fed to begin raising short-term interest rates in late June. Five additional increases followed, driving the federal funds rate to 2.25% by year-end. Nonetheless, intermediate-term U.S. Treasury securities generally recovered in the summer and fall amid strong demand from foreign investors, and the 10-year U.S. Treasury bond ended 2004 with roughly the same price and yield that prevailed at the start of the year.

As yield differences narrowed during the second half of the year, the fund's positioning contributed positively to its performance relative to the benchmark. In addition, the fund also benefited from its holdings of Treasury Inflation Protected Securities (TIPS), which we established during the summer. However, the fund's stronger relative performance over the second half of the reporting period was not enough to offset earlier weakness. Strong demand by foreign investors helped support Treasury bond prices broadly.

What is the fund's current strategy?

Effective January 31, 2005, Christopher Pellegrino became primary portfolio manager of the fund. Catherine Powers was appointed as an additional portfolio manager. Mr. Pellegrino also is a Senior Portfolio Manager for Active Core Strategies, responsible for the management of high-grade core strategies, with Standish Mellon. Ms. Powers also is a Senior Portfolio Manager for Active Core Strategies, responsible for high-grade core and core-plus fixed-income strategies, with Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Each manages the portfolio under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 1, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index is an unmanaged performance benchmark for Treasury securities with maturities of 1-10 years; issues in the index must have par amounts outstanding greater than or equal to $1 billion.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus U.S. Treasury Intermediate Term Fund and the Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund	**0.81%**	**6.57%**	**6.25%**

† *Source: Bloomberg L.P.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus U.S. Treasury Intermediate Term Fund on 12/31/94 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Intermediate-Term (1-10 Years) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged performance benchmark for Treasury securities with maturities of 1-10 years; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Intermediate Term Fund from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.33
Ending value (after expenses)	$1,038.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.30
Ending value (after expenses)	$1,021.87

† *Expenses are equal to the fund's annualized expense ratio of .65%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Bonds and Notes−72.7%	Principal Amount ($)	Value ($)
U.S. Government Agencies−8.6%		
Federal Home Loan Banks,		
Bonds, Ser. 455, 3%, 4/15/2009	17,345,000	**16,854,674**
U.S. Treasury Bonds−7.4%		
10.75%, 8/15/2005	12,400,000 a	13,018,016
12.75%, 11/15/2010	1,325,000	1,437,055
		14,455,071
U.S. Treasury Inflation Protection Securities−36.9%		
3.375%, 4/15/2032	15,296,285 b	20,295,629
3.625%, 4/15/2028	35,841,693 b	47,113,406
Coupon Strips,		
0%, 10/15/2028	290,000 b,c	347,603
0%, 4/15/2029	290,000 b,c	344,294
Principal Strips,		
0%, 4/15/2029	5,850,000 b	4,240,110
		72,341,042
U.S. Treasury Notes−19.8%		
1.625%, 10/31/2005	30,300,000	30,050,025
1.625%, 2/28/2006	6,021,000	5,941,270
1.5%, 3/31/2006	2,867,000	2,821,085
		38,812,380
Total Bonds And Notes		
(cost $139,460,398)		**142,463,167**

Other Investments−10.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $21,251,000)	21,251,000 d	**21,251,000**

Short-Term Investments−15.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.728%, 1/13/2005	10,100,000	10,095,051
1.700%, 2/17/2005	21,000,000	20,948,760
Total Short Term Investments		
(cost $31,042,896)		**31,043,811**
Total Investments (cost $191,754,294)	**99.3%**	**194,757,978**
Cash and Receivables (Net)	**.7%**	**1,423,892**
Net Assets	**100.0%**	**196,181,870**

[a] *Partially held by a broker as collateral for open financial futures positions.*
[b] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[c] *Notional face amount shown.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary[†]

	Value (%)		Value (%)
U.S. Treasury		U.S. Government Agencies	8.6
Inflation Protection Securities	36.9	U.S. Treasury Bonds	7.4
Short-Term/		Futures contracts	.0
Money Market Investments	26.6		
U.S. Treasury Notes	19.8		**99.3**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2004 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	154	32,277,438	March 2005	**52,938**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments–Note 1(b):		
Unaffiliated issuers	170,503,294	173,506,978
Affiliated issuers	21,251,000	21,251,000
Cash		119,975
Dividend and interest receivable		1,231,050
Receivable for shares of Beneficial Interest subscribed		297,370
Prepaid expenses		13,556
		196,419,929
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		71,742
Payable for futures variation margin–Note 4		40,906
Payable for shares of Beneficial Interest redeemed		33,685
Accrued expenses		91,726
		238,059
Net Assets ($)		**196,181,870**
Composition of Net Assets ($):		
Paid-in capital		213,867,631
Accumulated distributions in excess of investment income–net		(356,210)
Accumulated net realized gain (loss) on investments		(20,386,173)
Accumulated net unrealized appreciation (depreciation) on investments (including $52,938 net unrealized appreciation on financial futures)		3,056,622
Net Assets ($)		**196,181,870**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,506,252
Net Asset Value, offering and redemption price per share ($)		**12.65**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2004

Investment Income ($):	
Income:	
Interest	4,316,183
Dividends;	
Affiliated issuers	257,406
Income from securities lending	47,595
Total Income	**4,621,184**
Expenses:	
Management fee–Note 3(a)	1,137,028
Shareholder servicing costs–Note 3(b)	396,662
Registration fees	53,936
Professional fees	43,742
Trutees' fees and expenses–Note 3(c)	35,326
Prospectus and shareholders' reports	24,093
Custodian fees–Note 3(b)	20,077
Loan commitment fees–Note 2	1,474
Miscellaneous	6,790
Total Expenses	**1,719,128**
Less–reduction in management fee due to undertaking–Note 3(a)	(463,179)
Net Expenses	**1,255,949**
Investment Income–Net	**3,365,235**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,083,148
Net realized gain (loss) on options transactions	7,334
Net realized gain (loss) on financial futures	(5,536,709)
Net Realized Gain (Loss)	**(3,446,227)**
Net unrealized appreciation (depreciation) on investments (including $107,034 net unrealized appreciation on financial futures)	1,654,065
Net Realized and Unrealized Gain (Loss) on Investments	**(1,792,162)**
Net Increase in Net Assets Resulting from Operations	**1,573,073**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income–net	3,365,235	1,872,231
Net realized gain (loss) on investments	(3,446,227)	4,631,703
Net unrealized appreciation (depreciation) on investments	1,654,065	(2,209,283)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,573,073**	**4,294,651**
Dividends to Shareholders from ($):		
Investment income–net	**(7,278,371)**	**(5,092,764)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	56,118,128	81,009,469
Dividends reinvested	6,016,659	3,850,335
Cost of shares redeemed	(52,054,088)	(36,064,364)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,080,699**	**48,795,440**
Total Increase (Decrease) in Net Assets	**4,375,401**	**47,997,327**
Net Assets ($):		
Beginning of Period	191,806,469	143,809,142
End of Period	**196,181,870**	**191,806,469**
Undistributed (distributions in excess of) investment income–net	(356,210)	98,947
Capital Share Transactions (Shares):		
Shares sold	4,423,421	6,178,044
Shares issued for dividends reinvested	476,683	292,277
Shares redeemed	(4,103,815)	(2,746,071)
Net Increase (Decrease) in Shares Outstanding	**796,289**	**3,724,250**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001[a]	2000
Per Share Data ($):					
Net asset value, beginning of period	13.04	13.09	12.59	12.33	11.66
Investment Operations:					
Investment income—net	.23[b]	.17[b]	.38[b]	.50[b]	.78
Net realized and unrealized gain (loss) on investments	(.13)	.24	.68	.45	.67
Total from Investment Operations	.10	.41	1.06	.95	1.45
Distributions:					
Dividends from investment income—net	(.49)	(.46)	(.56)	(.69)	(.78)
Net asset value, end of period	12.65	13.04	13.09	12.59	12.33
Total Return (%)	.81	3.17	8.59	7.85	12.88
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.92	.89	.84	.89
Ratio of net expenses to average net assets	.66	.80	.80	.80	.80
Ratio of net investment income to average net assets	1.78	1.27	2.97	4.06	6.58
Portfolio Turnover Rate	1,082.63	1,916.62	1,471.49	470.01	660.78
Net Assets, end of period ($ x 1,000)	196,182	191,806	143,809	141,132	132,503

[a] As required, effective January 1, 2001, the fund has adopted the provisions of AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.17, increase net realized and unrealized gain (loss) on investments per share by $.17 and decrease the ratio of net investment income to average net assets from 5.44% to 4.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Intermediate Term Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments, financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $151,049, accumulated capital losses $18,095,630 and unrealized appreciation $370,921. In addition, the fund had $112,101 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $1,171,900 of the carryover expires in fiscal 2005, $7,926,711 expires in fiscal 2007, $1,390,867 expires in fiscal 2008 and $7,606,152 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $7,278,371 and $5,092,764, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $3,457,979, decreased net realized gain (loss) on investments by $4,289,316 and increased paid-in-capital by $831,337. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from January 1, 2004 through January 31, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The Manager has undertaken from February 1, 2004 through December 31, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses (as described above) exceed an annual rate of .65 of 1% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $463,179 during the period ended December 31, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2004, the fund was charged $112,554 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended December 31, 2004, the fund was charged $140,644 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the fund was charged $20,077 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $95,760, custodian fees $1,807 and transfer agency per account fees $22,000, which are offset against an expense reimbursement currently in effect in the amount of $47,825.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended December 31, 2004, amounted to $1,748,889,010 and $1,728,752,285, respectively.

The fund may purchase and write (sell) call/put options in order to gain exposure to, or protect against, changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At December 31, 2004, there were no written call options outstanding.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At December 31, 2004, there were no written put options outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits are determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2004, are set forth in the Statement of Financial Futures.

At December 31, 2004, the cost of investments for federal income tax purposes was $194,387,057; accordingly, accumulated net unrealized appreciation on investments was $370,921, consisting of $3,203,128 gross unrealized appreciation and $2,832,207 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus U.S. Treasury Intermediate Term Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Intermediate Term Fund, including the statements of investments and financial futures, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Intermediate Term Fund at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 9, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 96.68% of the ordinary income dividends paid during its fiscal year ended December 31, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Gordon J. Davis (63)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

David P. Feldman (65)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Lynn Martin (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

———————

Philip L. Toia (71)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

———————

Sander Vanocur (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

———————

Anne Wexler (74)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

CHARLES CARDONA, Executive Vice President since March 2000.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 14 investment companies (comprised of 18 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 19 investment companies (comprised of 75 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Manager since November 1992.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus U.S. Treasury
Intermediate Term Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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